                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. )(1/)

                              LIBERTY BANCORP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   530175 10 8
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Kenneth L. Wagner, Esq.
                                Legal Department
                              BANC ONE CORPORATION
                                 P.O. Box 710158
                            Columbus, Ohio 43271-0158
                                 (614) 248-5304
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 28, 1996
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 79 Pages)

------------------------------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO.  530175 10 8                      PAGE   2   OF   79   PAGES
          --------------                          -----    ------
------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              BANC ONE CORPORATION
              IRS Identification No. 31-0738296
------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
------------------------------------------------------------------------------
    3     SEC USE ONLY

------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

              WC, OO (See Item 3)
------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        / /
------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  1,879,570 (See Item 5)
                          ----------------------------------------------------
                            8     SHARED VOTING POWER

   NUMBER OF SHARES               0 (See Item 5)
     BENEFICIALLY         ----------------------------------------------------
    OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     1,879,570 (See Item 5)
                          ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 (See Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,879,570 (See Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                     /X/ (See Item 5)
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               16.6% (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("Liberty Common"), of Liberty Bancorp, Inc., a bank holding company incorporated under the laws of the State of Oklahoma (the "Company"). The principal executive offices of the Company are located at 100 North Broadway, Oklahoma City, Oklahoma 73102.


ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c), (f) This Statement is being filed by BANC ONE CORPORATION, an Ohio corporation ("BANC ONE"). BANC ONE is a multi-bank holding company that at September 30, 1996 operates 1,503 banking offices. BANC ONE also owns several additional corporations that engage in credit card and merchant processing, consumer finance, mortgage banking, insurance, trust and investment management, brokerage, investment and merchant banking, venture capital, equipment leasing and data processing. BANC ONE's principal business and principal executive offices are located at 100 East Broad Street, Columbus, Ohio 43271.

         The names of the directors and executive officers of BANC ONE and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         Other than the directors and executive officers, there are no persons or corporations controlling or ultimately in control of BANC ONE.

         (d), (e) During the last five years, neither BANC ONE nor, to its knowledge, any of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, the Company has granted to BANC ONE an option pursuant to which BANC ONE has the right, upon the occurrence of certain events (none of which has yet occurred) to purchase up to 1,879,570 shares of Liberty Common at a per share price equal to $50.25. If such option were exercisable and BANC ONE were to exercise such option in full on the date hereof, the funds required to purchase the shares of Liberty Common issuable upon such exercise would be $94,448,392.50. It is currently anticipated that such funds would be provided from BANC ONE's working capital or by borrowings from other sources yet to be determined.


ITEM 4.           PURPOSE OF TRANSACTION

         (a) - (j) THE MERGER AGREEMENT. The Company, BANC ONE and Banc One Oklahoma Corporation, a wholly owned subsidiary of BANC ONE ("Banc One Oklahoma"), have entered into a Merger Agreement dated as of December 28, 1996 (the "Merger Agreement") pursuant to which the Company will, subject to the conditions and upon the terms stated therein, merge with and into Banc One Oklahoma (the "Merger"). Banc One Oklahoma will be the surviving corporation in the Merger. The Merger Agreement provides that the certificate of incorporation and by-laws of Banc One Oklahoma in effect as of the effective time of the Merger (the "Effective Time") shall be the certificate of incorporation and by-laws of the surviving corporation.

         In the Merger, each of the issued and outstanding shares of Liberty Common will be converted into 1.175 shares of BANC ONE common stock (subject to adjustments in certain circumstances). Any shares of Liberty Common held as treasury stock immediately prior to the Effective Time will be canceled and will not be exchanged for shares of BANC ONE common stock. Following the Merger, the shares of Liberty Common previously issued by the Company will (i) cease to be authorized to be quoted in the Nasdaq National Market and (ii) become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Merger Agreement provides that, beginning with the fourth quarter of 1996 and for each succeeding calendar quarter thereafter prior to the calendar quarter in which the Effective Time shall occur, the Company will not
(i) deliver or pay any dividends or make any distributions on shares of Liberty Common, except cash dividends of (A) $0.25 per share for the fourth quarter of 1996 and (B) not more than $0.30 per share for each quarter subsequent to the fourth quarter of 1996 and (ii) unless otherwise permitted by the Merger Agreement, deliver or pay any dividends or make any distributions in any amount on Liberty Common in the quarter in which the Effective Time shall occur and in which the shareholders of Liberty Common are entitled to receive regular quarterly dividends on the shares of BANC ONE common stock into which the shares of Liberty Common have been converted.

         The Merger is subject to, among other things, the approval of the Merger by the respective shareholders of the Company and, if necessary, of Banc One Oklahoma and the receipt of all necessary regulatory approvals.

         THE OPTION AGREEMENT. Concurrently with and as a condition to BANC ONE's execution and delivery of the Merger Agreement, the Company and BANC ONE entered into an Option Agreement dated as of December 28, 1996 (the "Option Agreement") pursuant to which BANC ONE was granted an irrevocable option (the "Option") to purchase up to 1,879,570 shares of Liberty Common at a price equal to the closing trade price of a share of Liberty Common on December 30, 1996 as reported on the

National Association of Securities Dealers Automated Quotation System National Market System ($50.25 per share). The type and number of shares of Liberty Common issuable pursuant to the Option, and the exercise price per share, are subject to adjustment in certain circumstances.

         The Option expires (such event being referred to as the "Option Termination Event") if not exercised as permitted under the Option Agreement prior to the earlier of (i) the Effective Time, (ii) BANC ONE or the Company receiving written notice from the Board of Governors of the Federal Reserve System (the "Board") or its staff to the effect that the exercise of the Option pursuant to the terms of the Option Agreement is not consistent with Section 3 of the Bank Holding Company Act of 1956, as amended, (iii) termination of the Merger Agreement by BANC ONE in accordance with its provisions if such termination occurs prior to the occurrence of an Initial Triggering Event (as defined below), (iv) the first business day after the 548th calendar day following termination of the Merger Agreement by BANC ONE in accordance with its provisions, if such termination follows the occurrence of an Initial Triggering Event, provided that the Option shall in all events expire not later than 24 months after such Initial Triggering Event, (v) termination of the Merger Agreement by the Company in accordance with the terms thereof or (vi) termination of the Merger Agreement by the mutual consent of the parties. If, in the case of (iv), the Option is otherwise exercisable but cannot be exercised on such day solely because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the 20th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

         Provided that (i) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the exercise of the Option or the delivery of the shares of Liberty Common subject to the Option shall be in effect, (ii) any such exercise shall otherwise be subject to compliance with applicable law and (iii) BANC ONE is not then in material breach of the Merger Agreement, BANC ONE may exercise the Option in whole or in part at any time or from time to time after the occurrence of both an Initial Triggering Event and a Purchase Event (as defined below) if, but only if, both the Initial Triggering Event and the Purchase Event shall have occurred prior to the occurrence of an Option Termination Event. If BANC ONE wishes to exercise the Option, written notice of such exercise shall be given to the Company within 30 days following such Purchase Event specifying the number of shares of Liberty Common BANC ONE will purchase pursuant to such exercise and a place and date for the closing of the purchase which date shall be within 45 days following the receipt of the last of any required regulatory approvals, but in any event within 365 days of the Purchase Event, subject to reasonable extensions in order for BANC ONE to obtain required regulatory approvals.

         For purposes of the Option Agreement, an "Initial Triggering Event" shall have occurred at such time as one of the following events shall have occurred and BANC ONE shall have determined in good faith (and shall have notified the Company in writing of such determination) that there is a reasonable likelihood that, as a result of the occurrence of any of the following events, consummation of the

Merger pursuant to the terms of the Merger Agreement is jeopardized: (i) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) shall have commenced a bona fide offer to purchase shares of Liberty Common such that upon consummation of the offer such person would own or control 10% or more of the outstanding shares of Liberty Common or shall have entered into an agreement with the Company, or shall have filed an application or notice with the Board or any other federal or state regulatory agency for clearance or approval to (A) merge or consolidate or enter into any similar transaction with the Company, (B) purchase, lease or otherwise acquire all or substantially all of the assets of the Company or (C) purchase or otherwise acquire securities representing 10% or more of the voting power of the Company; (ii) any person (other than BANC ONE, Banc One Oklahoma, any BANC ONE subsidiary or affiliate, any subsidiary of the Company in a fiduciary capacity) or any current shareholder of the Company which has beneficial ownership of 10% or more of the outstanding shares of Liberty Common (a "Current 10% Shareholder") shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Liberty Common or, in the case of a Current 10% Shareholder, said Current 10% Shareholder shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Liberty Common in addition to those beneficially owned as of December 28, 1996; (iii) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) shall have made a bona fide proposal to the Company after the date of the Merger Agreement by public announcement or written communication that is the subject of public disclosure or regulatory report or filing to (A) acquire the Company by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, or (B) make an offer described in clause (i) above;
(iv) any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Exchange Act in opposition to approval of the Merger Agreement by the Company's shareholders; or (v) the Company shall have willfully breached any provision of the Merger Agreement which breach would entitle BANC ONE to terminate the Merger Agreement and such breach is not cured pursuant to the terms of the Merger Agreement.

         For purposes of the Option Agreement, a "Purchase Event" shall have occurred at such time as (i) any person (other than BANC ONE or any BANC ONE subsidiary or affiliate) acquires beneficial ownership of 50% or more of the then-outstanding shares of Liberty Common or (ii) the Company enters into an agreement with another person (other than BANC ONE or any BANC ONE subsidiary) pursuant to which such person is entitled to acquire 50% or more of the then-outstanding shares of Liberty Common.

         Copies of the Merger Agreement and the Option Agreement are attached as exhibits to this Statement and are incorporated herein by reference. The foregoing summary of such documents is not intended to be complete and is qualified in its entirety by reference to the actual documents being filed herewith.

         Except as set forth herein, BANC ONE has no current plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) BANC ONE may be deemed to be the beneficial owner of the 1,879,570 shares of Liberty Common issuable upon exercise of the Option. As provided in the Option Agreement, BANC ONE may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not currently exercisable, BANC ONE expressly disclaims beneficial ownership of any of such shares of Liberty Common. If the Option were currently exercisable and exercised in full, the shares of Liberty Common issuable upon exercise of the Option would represent approximately 16.6% of the total number of outstanding shares of Liberty Common (after giving effect to the issuance of such shares).1 BANC ONE has no right to vote or dispose of the shares of Liberty Common issuable upon exercise of the Option unless and until such time as the Option is exercised. If BANC ONE were to exercise the Option, it would have sole power to vote and to dispose of the shares of Liberty Common issued as a result of such exercise.

         As of January 3, 1997, subsidiaries of BANC ONE, in the ordinary course of their trust and investment management business, held 62 shares of Liberty Common in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting less than 0.1% of the shares of Liberty Common that would be issued and outstanding if the Option had been exercised in full as of January 3, 1997. BANC ONE has sole voting power with respect to 62 shares of Liberty Common held in Trust Accounts, sole dispositive power with respect to one share of Liberty Common held in Trust Accounts and shared dispositive power with respect to 61 shares of Liberty Common held in Trust Accounts. Such shares are not included in the shares of Liberty Common covered by this Statement. BANC ONE disclaims beneficial ownership of such shares.

         Except as set forth above, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of Liberty Common.

         (c) Except for the issuance of the Option, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of Liberty Common for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of BANC ONE may have effected transactions in shares of Liberty Common during the past 60 days on behalf of Trust Accounts.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Liberty Common issuable upon exercise of the Option. The beneficiaries of Trust Accounts have the right to receive or the power to direct the receipt of

------------------
         1 Based upon the 9,448,538 shares of Liberty Common represented by Liberty in the Merger Agreement to be issued and outstanding as of December 28, 1996.

dividends from, or the proceeds from the sale of, shares of Liberty Common held in such Trust Accounts.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in response to Items 3, 4 and 5 hereof, neither BANC ONE nor, to its knowledge, any of the persons listed on Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

1. Merger Agreement dated December 28, 1996 between Liberty Bancorp, Inc. and Banc One Oklahoma Corporation and joined in by BANC ONE CORPORATION.

2. Option Agreement dated as of December 28, 1996 between Liberty Bancorp, Inc. and BANC ONE CORPORATION.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            BANC ONE CORPORATION



Dated:    January 6, 1997                   By: /s/ Steven Alan Bennett
                                               ------------------------
                                                Steven Alan Bennett
                                                Senior Vice President and
                                                  General Counsel

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BANC ONE CORPORATION

         The names, business addresses and present principal occupations of the directors and executive officers of BANC ONE CORPORATION ("BANC ONE") are set forth below. If no business address is given, the director's or executive officer's business address is 100 East Broad Street, Columbus, Ohio 43271. The business address of each BANC ONE director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.


I.       Directors
         ---------

                                            Present Principal Occupation
         Name                               or Employment and Address
         ----                               -------------------------

Bennett Dorrance                            Chairman and Managing Director
                                            DMB Associates, Inc.
                                            4201 North 24th Street, Suite 120
                                            Phoenix, Arizona  85016

Charles E. Exley, Jr.                       Corporate director
                                            2350 Kettering Tower
                                            Dayton, Ohio  45423

E. Gordon Gee                               President
                                            The Ohio State University
                                            205 Bricker Hall
                                            190 North Oval Mall
                                            Columbus, Ohio  43210

John R. Hall                                Chairman and Chief Executive Officer
                                            Ashland Inc.
                                            (oil  refiner, manufacturer and
                                            distributor of chemicals)
                                            1000 Ashland Drive
                                            Russell, Kentucky 41169

Laban P. Jackson, Jr.                       Chairman and Chief Executive Officer
                                            Clear Creek Properties, Inc.
                                            (real estate development)
                                            651 Perimeter Drive
                                            Suite 310
                                            Lexington, Kentucky 40517

Richard J. Lehmann                          President and Chief Operating Officer
                                            BANC ONE CORPORATION

John W. Kessler                             Chairman
                                            The New Albany Company
                                            (real estate development)
                                            5076 Whytehouse Lane
                                            New Albany, Ohio 43054

John B. McCoy                               Chairman and Chief Executive Officer
                                            BANC ONE CORPORATION

John G. McCoy                               Chairman of the Executive Committee
                                            BANC ONE CORPORATION

Richard L. Scott                            President and Chief Executive Officer
                                            Columbia/HCA Healthcare Corporation
                                            (healthcare provider)
                                            One Park Plaza
                                            Nashville, Tennessee  37203

Thekla R. Shackelford                       Education consultant
                                            6020 Havens Road
                                            Gahanna, Ohio 43230

Alex Shumate                                Office Managing Partner
                                            Squire, Sanders & Dempsey
                                            (attorneys-at-law)
                                            41 South High Street, Suite 1300
                                            Columbus, Ohio 43215

Frederick P. Stratton, Jr.                  Chairman and Chief Executive Officer
                                            Briggs & Stratton Corporation
                                            (manufacturer of small gasoline
                                            engines) 12301 West Wirth Street
                                            Wauwatosa, Wisconsin 53222

Robert D. Walter                            Chairman and Chief Executive Officer
                                            Cardinal Health, Inc.
                                            (wholesale distributor of drug and related
                                            health products)
                                            5555 Glendon Court
                                            Dublin, Ohio  43016

II.      Executive Officers
         ------------------

                                            Present Principal Occupation
         Name                               or Employment and Address
         ----                               -------------------------

Joseph D. Barnette                          Chairman and Chief Executive Officer
                                            Banc One Indiana Corporation
                                            111 Monument Circle
                                            Indianapolis, Indiana 46277

Steven A. Bennett                           Senior Vice President and General Counsel
                                            BANC ONE CORPORATION

William P. Boardman                         Senior Executive Vice President
                                            BANC ONE CORPORATION

Frederick L. Cullen                         President
                                            Banc One Ohio Corporation

Bobby L. Doxey                              Senior Vice President and Controller
                                            BANC ONE CORPORATION

Roman J. Gerber                             Executive Vice President
                                            BANC ONE CORPORATION

G. Lee Griffin                              Chairman and Chief Executive Officer
                                            Banc One Louisiana Corporation
                                            451 Florida Street
                                            Baton Rouge, Louisiana  70801

Richard D. Headley                          Chairman and Chief Executive Officer
                                            Banc One Services Corporation
                                            770 Brooksedge Plaza Drive
                                            Columbus, Ohio 43271-1133

Thomas E. Hoaglin                           Chairman
                                            Banc One Ohio Corporation

David J. Kundert                            Chairman
                                            Banc One Investment Management
                                               and Trust Group
                                            774 Park Meadow Road
                                            Westerville, Ohio 43271-0211

Richard J. Lehmann                          President and Chief Operating Officer
                                            BANC ONE CORPORATION

William C. Leiter                           Senior Vice President
                                            BANC ONE CORPORATION

Richard D. Lodge                            Senior Vice President
                                            BANC ONE CORPORATION

John B. McCoy                               Chairman and Chief Executive Officer
                                            BANC ONE CORPORATION

Michael J. McMennamin                       Executive Vice President
                                            BANC ONE CORPORATION

Jeffrey P. Neubert                          Executive Vice President
                                            BANC ONE CORPORATION

Ronald G. Steinhart                         Chairman and Chief Executive Officer
                                            Banc One National Commercial Banking Group
                                            1717 Main Street
                                            Dallas, Texas 75201

Kenneth T. Stevens                          Chairman and Chief Executive Officer
                                            Banc One Retail Group

Donald A. Winkler                           Chairman and Chief Executive Officer
                                            Finance One Corporation